November 5, 2008

MAIL STOP 3561

via U.S. mail and facsimile

Mark Jensen, CEO
Northtech Industries, Inc.
11400 NE 132nd Street
Kirkland, WA 98034

      Re: Northtech Industries, Inc.
              Form 1-A/A filed October 10, 2008
              File No.: 24-10179

Dear Mr. Jensen:

      We have the following comment on your filing. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Risk Factors, page 12

We are largely reliant upon our relationship with a single customer for many of our necessary resources

1. Please incorporate in this risk factor your response to prior comment three regarding PCS Millwork's ability to take some or all of the company's funds if revenues exceed its expenses in a given month. Also, please disclose that the "line of credit agreement" is not reduced to writing.

Mark Jensen, CEO
Northtech Industries, Inc.
November 5, 2008
Page 2 of 2

Closing Comments

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

        Sincerely,

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel and Healthcare Services

cc: Gregg P. Barnard, Esq.
    By facsimile to: (775) 688-3088